Exhibit 99.1

Fang Announces Third Quarter 2018 Results

BEIJING, November 30, 2018 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) ("Fang" or "we"), the leading real estate Internet portal in China, today announced its unaudited financial results for the fiscal quarter ended September 30, 2018.

Third Quarter 2018 Highlights

•	Total revenues were $83.6 million, a decrease of 25.5% from $112.2 million in the corresponding period in 2017.
•	Operating income was $15.3 million. Non-GAAP operating income was $ 18.9 million. A description of the adjustments from GAAP to non-GAAP operating income is detailed in the table captioned “Reconciliation of GAAP and Non-GAAP Results” following this press release.
•	Net income attributable to Fang's shareholders was $2.3 million, GAAP fully diluted earnings per ADS were $0.00.
•	Non-GAAP net income attributable to Fang's shareholders was $12.3 million, Non-GAAP fully diluted earnings per ADS were $0.03. A description of the adjustments from GAAP to non-GAAP net income attributable to Fang's shareholders and fully diluted loss per ADS is detailed in the table captioned “Reconciliation of GAAP and Non-GAAP Results” following this press release.
•	Adjusted EBITDA was $25.7 million. A description of the adjustments from GAAP net income to Adjusted EBITDA is detailed in the table captioned “Reconciliation of GAAP and Non-GAAP Results” following this press release.

“We have been solidifying our platforms and products and focusing on the effectiveness of our services,” commented Vincent Mo, Chairman and CEO of Fang. “At the same time, we continue to explore creating empowering products that serve real estate professionals in China’s new and resale markets.”

Third Quarter 2018 Results

Revenues

Fang reported total revenues of $83.6 million in the third quarter of 2018, a decrease of 25.5% from $112.2 million in the corresponding period of 2017, mainly due to the decline in revenues from listing and e-commerce services.

Revenue from marketing services was $35.7 million in the third quarter of 2018, a slight decrease of 4.1% from $37.3 million in the corresponding period of 2017.

Revenue from listing services was $29.2 million in the third quarter of 2018, a decrease of 38% from $47.2 million in the corresponding period of 2017, caused by the decreased number of paying members.

Revenue from value-added services was $10.3 million in the third quarter of 2018, an increase of 33.3% from $7.7 million in the corresponding period of 2017, driven by the increased demand for our database and research services.

Revenue from financial services was $4.7 million in the third quarter of 2018, an increase of 34.6% from $3.5 million in the corresponding period of 2017, driven by increased demand for our financial products.

Revenue from e-commerce services was $3.7 million in the third quarter of 2018, a decrease of 77.7% from $16.6 million in the corresponding period of 2017, primarily due to Fang's transformation back to a technology-driven open platform model.

Cost of Revenue

Cost of revenue was $17.8 million in the third quarter of 2018, a decrease of 49.8% from $35.4 million in the corresponding period of 2017, primarily due to optimization in our cost structure.

Operating Expenses

Operating expenses were $50.6 million in the third quarter of 2018, a decrease of 13.4% from $58.4 million in the corresponding period of 2017.

Selling expenses were $21.0 million in the third quarter of 2018, an increase of 24.3% from $16.9 million for the corresponding period of 2017, primarily driven by an increase in advertising and promotional expenses.

General and administrative expenses were $29.8 million in the third quarter of 2018, a decrease of 28.5% from $41.8 million for the corresponding period of 2017, primarily due to effective cost control and a decrease in bad debt expenses.

Operating Income

Operating income was $15.3 million in the third quarter of 2018, compared to $18.4 million in the corresponding period of 2017, caused by the decline in revenue from listing services.

Change in Fair Value of Securities

Change in fair value of securities for the third quarter of 2018 was a loss of $11.8 million. The amount represents changes in fair value of securities in accordance with FASB ASU 2016-01, which became effective on January 1, 2018.

Income Tax Expenses

Income tax expenses were $3.1 million in the third quarter of 2018, compared to income tax expenses of $4.1 million in the corresponding period of 2017.

Net Income and EPS

Net income attributable to Fang's shareholders was $2.3 million in the third quarter of 2018, compared to net income of $15.2 million in the corresponding period of 2017. Earnings per fully-diluted ordinary share and ADS were $0.02 and $0.00 in the third quarter of 2018, compared to $0.16 and $0.03, respectively, in the corresponding period of 2017.

Adjusted EBITDA

Adjusted EBITDA, defined as GAAP net income before share-based compensation, investment income, change in fair value of securities, income taxes, interest expenses, interest income and depreciation, was $25.7 million in the third quarter of 2018, compared to the $24.8 million in the corresponding period of 2017.

Cash

As of September 30, 2018, Fang had cash and cash equivalents, restricted cash (current and non-current) and short-term investments of $439.9 million, compared to $547.1 million as of December 31, 2017. Net cash generated from operating activities was $33.5 million in the third quarter of 2018, compared to cash flow generated from operating activities of $57.8 million in the same period of 2017.

Business Outlook

Based on current operations and market conditions, Fang’s non-GAAP net income is expected to be profitable for the fiscal year ending December 31, 2018. These estimates represent management’s current and preliminary view, which are subject to change.

About Non-GAAP Financial Measures

To supplement Fang's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Fang uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating (loss)/income, (2) non-GAAP net (loss)/income, (3) non-GAAP basic and diluted (loss)/earnings per ordinary share and per ADS, and (4) adjusted EBITDA. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Fang believes that these non-GAAP measures help identify underlying trends in Fang's business that could otherwise be distorted by the effect of the change in fair value of equity securities, and the expenses and gains that Fang includes in income from operations and net income. Fang believes that these non-GAAP measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by Fang's management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that share-based compensation, investment income, change in fair value of equity securities, interest income and expenses, income tax expenses, and depreciation expenses have been and will continue to be a significant recurring item that will continue to exist in Fang's business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

New Accounting Pronouncements

The new revenue recognition standard (ASU No. 2014-09 'Revenue from Contracts with Customers') was released in 2014 and becomes effective for Fang with effect from January 1, 2018. Fang has elected to adopt the new standard (ASC 606 - 'Revenue from Contracts with Customers') using cumulative effect method for all contracts that are not completed contracts at the date of initial application. Under this transition method, the new standard is applied from January 1, 2018 without restatement of comparative period amounts. The cumulative effect of initially applying the new standard is reflected as an adjustment to opening retained earnings as of January 1, 2018 in the amount of $0.3 million.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which is an amendment which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This guidance includes the requirement that equity investments that do not result in consolidation and are not accounted for under the equity method be measured at fair value with changes in the fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment. Fang adopted this standard from the quarter beginning January 1, 2018, and Fang recognized a cumulative-effect adjustment to retained earnings of $163.8 million as of January 1, 2018 for the after-tax unrealized gains of available-for-sale equity securities previously recognized in accumulated other comprehensive income.

Conference Call Information

Fang's management team will host a conference call on the same day at 7:30 AM U.S. ET (8:30 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:

+65 67135090

Toll-Free/Local Toll:

United States

+1 866-519-4004 / +1 845-675-0437

Hong Kong

+852 800-906-601 / +852 3018-6771

Mainland China

+86 800-819-0121 / +86 400-620-8038

Passcode:

SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 ET on November 30, 2018 through 9:59 ET December 8, 2018. The dial-in details for the telephone replay are:

International Toll:

+61 2-8199-0299

Toll-Free/Local Toll:

United States

+1 855-452-5696 / +1 646-254-3697

Hong Kong

+852 800-963-117 / +852 3051-2780

Mainland China

+86 400-602-2065 / +86 800-870-0205

Conference ID:

9369764

A live and archived webcast of the conference call will be available on Fang's website at http://ir.fang.com.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides marketing, listing, financial, e-commerce and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 651 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions, and include, without limitation, statements regarding Fang's future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang's control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang's transformation back to a technology-driven Internet platform and the impact of current and future government policies affecting China's real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang's filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Dr. Hua Lei
CFO
Phone: +86-10-5631-8661
Email: leihua@fang.com

Ms. Jessie Yang
Investor Relations Director
Phone: +86-10-5631 8805
Email: jessieyang@fang.com

Fang Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except share data and per share data)

ASSETS	September 30,	December 31,
	2018	2017
Current assets:	(Unaudited)	(Audited)
Cash and cash equivalents	151,159	228,276
Restricted cash, current	211,818	223,002
Short-term investments	40,043	55,801
Accounts receivable, net	69,640	66,884
Funds receivable	6,068	6,264
Prepayment and other current assets	33,856	32,704
Commitment deposits	191	5,876
Loan receivable, current	149,796	129,438
Amount due from related parties	134	167
Total current assets	662,705	748,412
Non-current assets:
Property and equipment, net	737,362	622,145
Prepaid land lease payments	32,563	35,728
Loan receivable, non-current	7,010	14,674
Deferred tax assets, non-current	8,164	7,602
Restricted cash, non-current portion	36,897	39,982
Deposit for non-current assets	7,594	58,722
Long-term investments	392,231	470,964
Other non-current assets	870	2,026
Total non-current assets	1,222,691	1,251,843
Total assets	1,885,396	2,000,255

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	274,670	236,985
Deferred revenue	182,111	168,884
Accrued expenses and other liabilities	123,243	158,799
Customers’ refundable fees	12,282	7,070
Income tax payable	5,597	4,374
Convertible senior notes	5,700	5,700
Due to related parties	322	-
Total current liabilities	603,925	581,812
Non-current liabilities:
Long-term loans	124,381	114,109
Convertible senior notes	292,731	291,365
Deferred tax liabilities, non-current	91,037	126,641
Other non-current liabilities	131,266	146,053
Total non-current liabilities	639,415	678,168
Total Liabilities	1,243,340	1,259,980

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of September 30, 2018 and December 31, 2017: 72,093,308 and 71,425,120; outstanding shares as of September 30, 2018 and December 31, 2017: 65,028,250 and 64,360,062	9,285	9,204
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at September 30, 2018 and December 31, 2017 respectively	3,124	3,124
Treasure stock	(136,615)	(136,615)
Additional paid-in capital	515,870	500,666
Accumulated other comprehensive income	(70,833)	137,630
Retained earnings	320,532	225,574
Total Fang Holdings Limited shareholders' equity	641,363	739,583
Non-controlling interests	693	692
Total equity	642,056	740,275
TOTAL LIABILITIES AND EQUITY	1,885,396	2,000,255

Fang Holdings Limited Condensed Consolidated Statements of Comprehensive Income
(in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	September 30,	September 30,
	2018	2017
	(Unaudited)	(Unaudited)
Revenues:
Marketing services	35,725	37,265
Listing services	29,237	47,175
Value-added services	10,278	7,708
Financial services	4,658	3,461
E-commerce services	3,702	16,574
Total revenues	83,600	112,183

Cost of Revenues:
Cost of services	(17,780)	(35,443)
Total Cost of Revenues	(17,780)	(35,443)

Gross Profit	65,820	76,740

Operating expenses and income:
Selling expenses	(21,035)	(16,921)
General and administrative expenses	(29,845)	(41,758)
Other income	318	302

Operating Income	15,258	18,363
Foreign exchange gain (loss)	7	(1)
Interest income	4,877	3,196
Interest expense	(5,810)	(4,538)
Investment income	2,034	1,857
Government grants	323	480
Other non-operating income	442	-
Change in fair value of securities	(11,752)	-
Income before income taxes and noncontrolling interests	5,379	19,357
Income tax expenses
Income tax expenses	(3,101)	(4,124)
Net income	2,278	15,233
Net loss attributable to noncontrolling interests	(1)	-
Net income attributable to Fang Holdings Limited shareholders	2,279	15,233
Other comprehensive (loss) income, net of tax
Foreign currency translation	(33,577)	17,739
Amounts reclassified from accumulated other comprehensive income	-	(801)
Unrealized gain on available-for-sale security	-	102,032
(Loss) income on intra-entity foreign transactions of long-term-investment nature	(2,019)	1,544
Total other comprehensive (loss) income, net of tax	(35,596)	120,514
Comprehensive (loss) income	(33,318)	135,747
Earnings per share for Class A and Class B ordinary shares:
Basic	0.03	0.17
Diluted	0.02	0.16
Earnings per ADS:
Basic	0.01	0.03
Diluted	0.00	0.03
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	88,979,317	88,486,099
Diluted	91,242,914	94,093,312
Weighted average number of ADSs outstanding:
Basic	444,896,584	442,430,494
Diluted	456,214,572	470,466,562

Fang Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

( in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	September 30,	September 30,
	2018	2017
GAAP income from operations	15,258	18,363
Share-based compensation expense	3,671	1,390
Non-GAAP income from operations	18,929	19,753

GAAP net income	2,279	15,233
Reconciliation items:
Share-based compensation	3,671	1,390
Realized gain on available-for-sale securities	-	(801)
Investment income	(2,034)	(1,857)
Change in fair value of securities	11,752	-
Subtotal	13,389	(1,268)

Tax impact of reconciliation items	(3,378)	(155)

Non-GAAP net income	12,290	13,810

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.03	0.17
Diluted	0.02	0.16
GAAP earnings per ADS:
Basic	0.01	0.03
Diluted	0.00	0.03
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.14	0.16
Diluted	0.13	0.15
Non-GAAP earnings per ADS
Basic	0.03	0.03
Diluted	0.03	0.03
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	88,979,317	88,486,099
Diluted	91,242,914	94,093,312
Weighted average number of ADSs outstanding:
Basic	444,896,584	442,430,494
Diluted	456,214,572	470,466,562

GAAP net income	2,279	15,233
Add back:
Share-based compensation expense	3,671	1,390
Change in fair value of securities	11,752	-
Interest expense	5,810	4,538
Income tax expenses	3,101	4,124
Depreciation expenses	5,957	5,398
Subtract:
Investment income	(2,034)	(1,857)
Interest income	(4,877)	(3,196)
Realized gain on available-for-sale securities		(801)
Adjusted EBITDA	25,659	24,829